Sub-Item 77K

DREYFUS FUNDS, INC.

Changes in Registrant’s Certifying Accountant

     At meetings held on February 9 and 10, 2010, the Audit Committee and the Board of Directors of the Dreyfus Funds, Inc. (the “Fund”) engaged KPMG LLP to replace Ernst & Young LLP as the independent registered public accountant of the Fund, effective upon the conclusion of the audits of the 2009 financial statements of each Series of the Fund. The principal accountant's reports on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, or a qualified opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements (as such term is used in Item 304 of Regulation S-K) with the principal accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.